UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:

001-07635

333-169965

Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan

(Exact name of registrant as specified in its charter)

1328 Racine Street, Racine, Wisconsin 53403, (262) 638-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan

(Title of each class of securities covered by this Form)

Twin Disc, Incorporated Common Stock, no par value(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”), the duty of Twin Disc, Incorporated (the “Company”) to file reports under Sections 13(a) or 15(d) remains with respect to the Company’s common stock, no par value.

(2) Effective December 31, 2019, the Twin Disc, Incorporated company stock fund was eliminated from the investment alternatives under the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to report the suspension of the Company’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Exchange Act, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan

Date: January 21, 2020	By:	/s/ Denise L. Wilcox
Denise L. Wilcox Benefits Committee Vice-President – Human Resources